UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2025 and 2024

Contents

Report of Independent Registered Public Accounting Firm

The Associate Benefits Subcommittee and Participants
Trustmark 401(k) Plan
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

Peachtree Corners, Georgia June 29, 2026

We have served as the Plan’s auditor since 2025.

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TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024

Investments, at fair value	$432,183,469	$393,989,201
Notes receivable from participants	4,782,331	4,909,742
Employer contributions receivable	447,248	372,329
Participant contributions receivable	–	52

Net assets available for benefits	$437,413,048	$399,271,324

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024

Contributions
Employer	$10,511,338	$10,700,550
Participant	14,556,251	14,776,805
Rollovers/Other	1,933,406	3,105,726
Total contributions	27,000,995	28,583,081

Net investment income
Net appreciation in fair value of investments	45,467,698	44,294,716
Interest and dividends	9,607,652	8,029,533
Total net investment income	55,075,350	52,324,249

Interest income from notes receivable from participants	413,250	397,172

Deductions
Benefits paid to participants	(44,148,408)	(68,548,306)
Fees	(199,463)	(180,921)
Total deductions	(44,347,871)	(68,729,227)

Net increase in net assets available for benefits	38,141,724	12,575,275

Net assets available for benefits
Beginning of year	399,271,324	386,696,049
End of year	$437,413,048	$399,271,324

See accompanying notes to financial statements.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after one month of employment.

Plan Administration

Empower Retirement refers to the products and services offered in the retirement markets by Empower Annuity Insurance Company of America (“EAICA”), formerly known as Great-West Life & Annuity Insurance Company (“GWL&A”). Empower Trust Company, LLC is a subsidiary of EAICA and is the custodian of the Plan’s assets. The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark Bank. All trustee functions related to the employer stock held by the Plan are handled by Newport Trust Company and all trustee functions related to all other Plan investments are handled by Empower Trust Company.

Participant Contributions

The Plan allows participants to make voluntary before‑tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC"). If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan.

All newly eligible participants are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect to participate at a different rate. Automatically enrolled participants have their initial deferral rate set at 3% of their eligible compensation. The deferral rate automatically increases by 1% annually up to a maximum deferral rate of 6%.

Participants may elect to contribute through the Roth 401(k) contribution option on an after-tax basis. The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions.

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by March 15 of the calendar year following the year of excess contributions. The Plan allows for rollover contributions from individual retirement accounts or other qualified plans.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description (Continued)

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch‑up contributions to the Plan. Catch‑up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution on the first day of the month following one month of service. Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2025 and 2024.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant compensation deferrals or account balances, as defined.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, all employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump‑sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. On December 31, 2025, the interest rate on all outstanding participant loans was from 4.25% to 9.50% with maturity dates ranging from January 2026 to May 2040.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description (Continued)

Principal and interest payments occur ratably through regular payroll deductions and over a period not to exceed five years unless the notes receivable were used to purchase a primary residence in which case the notes receivable term may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 2. Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold, or held during the year.

Administrative Fees

Certain administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company. Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Note 3. Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Note 4. Tax Status

The IRS has determined and informed the Company by a letter dated December 12, 2016, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 5. Party-In-Interest Transactions

Certain Plan investments are invested in the common stock of the Company. Investment transactions in employer securities qualify as exempt party-in-interest transactions. For the years ended December 31, 2025 and 2024, dividends of $433,912 and $494,211, respectively, were received by the Plan. The Plan held 422,930 and 491,661 shares valued at $16,473,118 and $17,390,020 on December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the Plan purchased 12,238 shares and sold 80,968 shares. For the year ended December 31, 2024, the Plan purchased 17,579 shares and sold 111,382 shares.

GWL&A performs services, sells products, and maintains certain investments of the Plan for which fees are charged to the Plan. Newport Trust Company serves as an independent fiduciary and investment manager for the Employer Stock Fund. Party-in-interest transactions also include notes receivable from participants. Certain Plan investments are held by Empower Trust Company, LLC who is trustee and recordkeeper for the Plan. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions.

Note 6. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement ("ASC Topic 820"), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

●
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

●
Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

●
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 6. Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used on December 31, 2025 and 2024.

Common stock of Trustmark Corporation (Level 1): Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and self-directed brokerage accounts (Level 1): Valued at the NAV of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Self-directed brokerage accounts primarily consist of mutual funds, cash & cash equivalents, and exchange traded funds that are valued on the basis of readily determinable market prices.

Collective investment funds: Valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value.

Pooled separate account: Valued at NAV per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 6. Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Values as of December 31, 2025
	Level 1	Total

Mutual funds	$160,140,231	$160,140,231
Common stock of Trustmark Corporation	16,473,118	16,473,118
Self-directed brokerage accounts	22,228,731	22,228,731

Total investments at fair value	198,842,080	198,842,080

Collective investment funds measured at NAV*	-	192,747,015
Pooled separate account measured at NAV*	-	40,594,374

Total investments	$198,842,080	$432,183,469

	Assets at Fair Values as of December 31, 2024
	Level 1	Total

Mutual funds	$145,788,288	$145,788,288
Common stock of Trustmark Corporation	17,390,020	17,390,020
Self-directed brokerage accounts	17,858,332	17,858,332

Total investments at fair value	181,036,640	181,036,640

Collective investment funds measured at NAV*	-	174,713,346
Pooled separate account measured at NAV*	-	38,239,215

Total investments	$181,036,640	$393,989,201

There were no investments measured using Level 2 or Level 3 during the years ending December 31, 2025 and 2024.

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 6. Fair Value Measurements (Continued)

The fair value of investments, other than Level 1, in certain entities that calculate NAV per share (or its equivalent), are as follows:

Investment	Fair Value at December 31, 2025	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment funds	$192,747,015	N/A	Daily	Daily
Pooled separate account	40,594,374	N/A	Daily	Daily

Investment	Fair Value at December 31, 2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Collective investment funds	$174,713,346	N/A	Daily	Daily
Pooled separate account	38,239,215	N/A	Daily	Daily

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TRUSTMARK 401(k) PLAN
Years Ended December 31, 2025 and 2024

NOTES TO FINANCIAL STATEMENTS

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$437,413,048	$399,271,324
Adjustment from fair value to current value on collective investment funds	(856,212)	(1,546,898)
Net assets available for plan benefits per the Form 5500	$436,556,836	$397,724,426

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2025 and 2024, to the corresponding amounts shown on the Plan's Form 5500:

	2025	2024
Total net investment income per the financial statements	$55,075,350	$52,324,249
Adjustment from fair value to current value on collective investment funds	690,686	162,853
Total investment income per Form 5500	$55,766,036	$52,487,102

Note 8. SECURE ACT 2.0

The SECURE 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective in 2023 and beyond. Plan management adopted mandatory provisions effective for the year ended December 31, 2025, and continues to evaluate the impact of the adoption and implementation of this legislation on the Plan. The application of SECURE 2.0 Act did not have a material effect on the Plan’s financial statements.

Note 9. Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance and has determined that no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

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SUPPLEMENTAL SCHEDULE

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TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Collective investment funds
***	Putnam	Stable Value Fund	**	$29,644,173
	T. Rowe Price	Retirement 2010 Trust Fund	**	1,440,816
	T. Rowe Price	Retirement 2015 Trust Fund	**	1,827,672
	T. Rowe Price	Retirement 2020 Trust Fund	**	7,710,566
	T. Rowe Price	Retirement 2025 Trust Fund	**	20,445,947
	T. Rowe Price	Retirement 2030 Trust Fund	**	39,515,555
	T. Rowe Price	Retirement 2035 Trust Fund	**	27,226,715
	T. Rowe Price	Retirement 2040 Trust Fund	**	20,093,650
	T. Rowe Price	Retirement 2045 Trust Fund	**	19,221,285
	T. Rowe Price	Retirement 2050 Trust Fund	**	10,324,557
	T. Rowe Price	Retirement 2055 Trust Fund	**	8,643,815
	T. Rowe Price	Retirement 2060 Trust Fund	**	4,375,111
	T. Rowe Price	Retirement Balanced Trust Fund	**	1,420,941

		Total collective investment funds		191,890,803

	Common stock
*	Trustmark Corporation	Common Stock	**	16,473,118

	Pooled separate account
*	Empower	Jennison Large Cap Growth Fund	**	40,594,374

	Mutual funds
	Allspring	Common Stock R6 Fund	**	1,444,289
	American Funds	Euro Pacific Growth Fund R6	**	5,701,349
	Baird	Core Plus Bond Institutional Fund	**	7,808,576
	John Hancock	Alternative Asset Allocation Fund I	**	421,444
	Legg Mason	BW Global Opportunities Bond Fund	**	657,762
	Invesco	International Small Mid Co Fund Y	**	6,779,967
	Vanguard	Equity-Income Admiral Fund	**	36,854,245
	Vanguard	Inflation-Protected Securities Admiral Fund	**	2,554,703
	Vanguard	Institutional Index Fund	**	37,489,204
	Vanguard	Mid Cap Index Institutional Fund	**	25,011,981
	Vanguard	Small Cap Index Institutional Fund	**	21,036,873
	Vanguard	Total Bond Market Index Admiral Fund	**	5,196,679
	Vanguard	Total International Stock Index Institutional Fund	**	9,183,159

		Total mutual funds		160,140,231

	Self-directed brokerage accounts
	Charles Schwab & Co., Inc.	Cash & Cash Equivalents	**	3,135,591
	Charles Schwab & Co., Inc.	Various Mutual Funds	**	2,757,110
	Charles Schwab & Co., Inc.	Various Exchange Traded Funds	**	16,336,030

		Total self-directed brokerage accounts		22,228,731

*	Notes receivable from participants	Interest rates from 4.25% to 9.50% with various maturity dates	-	4,782,331

		Total assets (held at end of year)		$436,109,588
*
Denotes party-in-interest.

**
(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

***
Fair value totals $30,500,385

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Joseph E. Bond
Joseph E. Bond
Treasurer, Principal Financial Officer

DATE:	June 29, 2026

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EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm